United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April 2023

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

TABLE OF CONTENTS

Page

Results of operations for the year ended December 31, 2022	3
Liquidity and capital resources	11

2

Results of operations for the Year ended December 31, 2022

In 2022, we recorded net income from continuing operations of US$16,810 million, compared to US$24,844 million in 2021. Our Adjusted EBITDA from continuing operations decreased to US$19,760 million in 2022 from US$31,343 million in 2021, mainly due to lower iron ore average realized prices, which had an impact of US$9,768 million. Adjusted EBITDA is a non-GAAP measure, which is calculated using operating income or loss and adding dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets. For more information and the reconciliation of our Adjusted EBITDA to our net income (loss), see “Adjusted EBITDA” below.

For commentary on our results of operations for the year 2021 compared with 2020, please see pages 113-120 of our Form 20-F for the year ended December 31, 2021.

Consolidated income statement data

	For the year ended December 31,
	2022	2021	% change
	(US$ million)
Net operating revenue	43,839	54,502	(19.6)
Cost of goods sold and services rendered	(24,028)	(21,729)	10.6
Selling, administrative and other operating expenses, net	(2,237)	(3,457)	(35.3)
Research and evaluation expenses	(660)	(549)	20.2
Pre-operating and operational stoppage	(479)	(648)	(26.1)
Impairment reversal (impairment and disposals) of non-current assets, net	773	(426)	281.5
Operating income	17,208	27,693	(37.9)
Non-operating income (expenses):
Financial income (expenses), net	2,268	3,119	(27.3)
Equity results and other results in associates and joint ventures	305	(1,271)	124.0
Income before income taxes	19,781	29,541	(33.0)
Income taxes	(2,971)	(4,697)	(36.7)
Net income from continuing operations	16,810	24,844	(32.3)
Net income attributable to non-controlling interests	82	108	(24.1)
Net income from continuing operations attributable to Vale’s shareholders	16,728	24,736	(32.4)

Net income (loss) from discontinued operations	2,060	(2,376)	186.7
Loss attributable to non-controlling interests	-	(85)	100.0
Net income (loss) from discontinued operations attributable to Vale’s shareholders	2,060	(2,291)	189.9

Net income	18,870	22,468	(15.9)
Net income attributable to non-controlling interests	82	23	256.5
Net income attributable to Vale’s shareholders	18,788	22,445	(16.3)

Consolidated Revenues

In 2022, our net operating revenues from continuing operations decreased by US$10,663 million or 19.56% to US$43,839 million, from US$54,502 million in 2021. The decrease was mainly due to (i) lower prices of Iron Solutions products due to the lower realized prices in the sale of iron ore, which reflects the drop in the market reference price (impact of US$9,768 million) and (ii) lower volume of iron ore sales (impact of US$837 million).

3

The following table summarizes, for each of the years indicated, the distribution of our net operating revenues based on the geographical location of our customers.

	Net operating revenues by destination
	2022		2021
	(US$ million)	(% of total)	(US$ million)	(% of total)
Asia
China	22,203	50.6	28,603	52.5
Japan	3,535	8.1	4,523	8.3
South Korea	1,311	3.0	1,744	3.2
Taiwan	621	1.4	1,000	1.8
Other	1,187	2.7	1,757	3.2
Asia – total	28,857	65.8	37,627	69.0
Europe
Germany	1,521	3.5	2,034	3.7
England	204	0.5	116	0.2
Italy	708	1.6	652	1.2
France	454	1.0	583	1.1
Other	2,470	5.6	3,345	6.1
Europe – total	5,357	12.2	6,730	12.3
South and Central America
Brazil	4,137	9.4	5,164	9.5
Other	603	1.4	916	1.7
South and Central America - total	4,740	10.8	6,080	11.2
Rest of the world	2,646	6.0	2,155	4.0
North America
Canada	596	1.4	367	0.7
United States	1,643	3.7	1,543	2.8
North America - total	2,239	5.1	1,910	3.5
Total	43,839	100	54,502	100

Consolidated Operating Costs and Expenses

Our cost of goods sold and services rendered from continuing operations increased by 10.6%, to US$24,028 million in 2022 from US$21,729 million in 2021, mainly due (i) increase in costs with bunker and fuel of the segment of Iron Solutions, resulting in higher costs with oil and gas (impact of US$993 million), and (ii) goods and services.

Our research and development expenses totaled US$660 million in 2022, a 20.2% increase from US$549 million recorded in 2021, mainly due to projects of drilling and geology exploration and mineral exploration in all segments.

Our pre-operating and operational stoppage expenses totaled US$479 million in 2022, a 26.1% decrease from the US$648 million recorded in 2021, mainly due to lower idle capacity in stopped Iron Solutions operations related to the Brumadinho dam collapse.

Our selling administrative and other operating expenses, net, totaled US$2,237 million in 2022, a 35.3% decrease from US$3,457 million recorded in 2021, mostly due to lower expenses with obligations for dam de-characterization.

Results of Operations by Segment

In 2022, we renamed our main operating segments. The operating segment previously named “Ferrous Minerals” is now disclosed as “Iron Solutions” while the “Base Metals” operating segment is now disclosed as “Energy Transition Metals.”

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Net operating revenue by segment

The following table summarizes our net operating revenues by product for the years indicated.

	Year ended December 31,
	2022	2021	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore	28,188	38,324	(26.4)
Iron ore pellets	6,256	7,053	(11.3)
Other ferrous products and services	472	548	(13.9)
Iron Solutions - total	34,916	45,925	(24.0)
Energy Transition Metals:
Nickel and other products(1)	6,619	5,377	23.1
Copper concentrate(2)	1,779	2,589	(31.3)
Energy Transition Metals - total	8,398	7,966	5.4
Other products and services	525	611	(14.1)
Total from continuing operations	43,839	54,502	(19.6)
Discontinued operations - Coal	448	1,083	(58.6)
Net operating revenues	44,287	55,585	(20.3)
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

Sales volumes

The following table sets forth our principal products and the total volumes sold of each product in each of the years indicated:

	Year ended December 31,
	2022	2021	% change
	(thousand metric tons, except where indicated)
Iron Solutions:
Iron ore fines	260,663	270,885	(3.8)
Iron ore pellets	33,164	32,306	2.7
ROM (run of mine)	8,216	2,052	300.4
Energy Transition Metals:
Nickel	181	182	(0.5)
Copper	166	216	(23.1)
Copper as nickel coproduct	78	68	14.7
PGMs (000’ oz.) (1)	215	173	24.3
Gold (000’ oz.) (1)	277	340	(18.5)
Silver (000’ oz.) (1)	1,611	1,399	15.2
Cobalt (metric tons) (1)	2,361	2,017	17.1
(1)	By-product contained in our nickel and copper concentrates.

Average realized prices

The following table sets forth our average realized prices for our principal products for each of the years indicated. We determine average realized prices based on our net operating revenues, which consist of the price charged to customers, excluding certain items that we deduct in arriving at net operating revenues, mainly value-added tax.

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	Year ended December 31,
	2022	2021	% change
	(US$ per metric ton, except where indicated)

Iron Solutions:
Iron ore	108	141	(23.5)
Iron ore pellets	188	218	(13.6)
Energy Transition Metals:
Nickel	23,670	18,004	31.5
Copper	8,052	9,337	(13.8)
Copper as nickel byproduct	7,459	9,237	(19.2)
Gold (US$/oz)	1,785	1,768	0.9
Silver (US$/oz)	21	24	(12.5)
Cobalt	58,865	51,907	13.4

Cost of goods sold by segment (excluding depreciation, depletion and amortization)

The following table presents, for each year indicated, our cost of goods sold and services rendered (excluding depreciation, depletion and amortization) by segment and the percentage change from year to year.

	Year ended December 31,
	2022	2021	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore	11,929	11,199	6.5
Iron ore pellets	2,682	2,231	20.2
Other ferrous products and services	335	400	(16.3)
Iron Solutions – total	14,946	13,830	8.1
Energy Transition Metals:
Nickel and other products (1)	4,541	3,606	25.9
Copper (2)	1,049	878	19.5
Energy Transition Metals – total	5,590	4,484	24.7
Others	443	558	(20.6)
Total of continuing operations (excluding depreciation, depletion and amortization)	20,979	18,872	11.2
Depreciation, depletion and amortization	3,049	2,857	6.7
Total of continuing operations (including depreciation, depletion and amortization)	24,028	21,729	10.6
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

Expenses by segment (excluding depreciation, depletion and amortization)

The following table summarizes, for each year indicated, our expenses (consisting of selling, general and administrative, research and evaluation, pre-operating, stoppage and other expenses, net of other revenues) by operating segment (excluding depreciation, depletion and amortization) and the percentage change from year to year.

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	Year ended December 31,
	2022	2021	% change
	(US$ million, except for %)
Iron Solutions:
Iron ore	604	664	(9.0)
Iron ore pellets	26	20	30.0
Other ferrous products and services	17	12	41.7
Iron Solutions – total	647	696	(7.0)
Energy Transition Metals:
Nickel and other products (1)	154	195	(21.0)
Copper (2)	161	94	71.3
Energy Transition Metals -total	315	289	9.0
Others	2,292	3,492	(34.4)
Total from continuing operations (excluding depreciation, depletion and amortization)	3,254	4,477	(27.3)
Depreciation, depletion and amortization	122	177	(31.1)
Total from continuing operations (including depreciation, depletion and amortization)	3,376	4,654	(27.5)
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.

Adjusted EBITDA by segment

The following table summarizes our Adjusted EBITDA for each of our segments.

	Year ended December 31,
	2022 Adjusted EBITDA	2021 Adjusted EBITDA
	(US$ million)
Iron Solutions:
Iron ore	15,670	26,471
Iron ore pellets	3,653	4,873
Other ferrous products and services	120	136
Iron Solutions – total	19,443	31,480
Energy Transition Metals:
Nickel and other products (1)	1,924	1,576
Copper (2)	569	1,617
Energy Transition Metals – total	2,493	3,193
Other (3)	(2,176)	(3,330)
Adjusted EBITDA from continuing operations	19,760	31,343
Adjusted EBITDA from discontinued operations (coal)	171	(189)
Adjusted EBITDA	19,931	31,154
(1)	Includes nickel coproducts (copper) and byproducts (precious metals, cobalt and others).
(2)	Does not include copper produced in our nickel operations.
(3)	Includes sales and expenses of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

The table below shows a reconciliation of our Adjusted EBITDA with our net income for the years indicated. Our management uses Adjusted EBITDA as the measure to assess the contribution of each segment to our performance and to support decision-making in allocating resources. Adjusted EBITDA is a non-GAAP measure, which is calculated for each segment using operating income or loss from continuing operations plus dividends received and interest from associates and joint ventures and adding back the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and reversal (impairment and disposal) of non-current assets. For more information, see note 4 to our consolidated financial statements.

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	Year ended December 31,
	2022	2021
	(US$ million)
Net Income from continuing operations attributable to Vale’s shareholders	16,728	24,736
Net Income attributable to non-controlling interests	82	108
Net Income from continuing operations	16,810	24,844
Depreciation, depletion and amortization	3,171	3,034
Income taxes	2,971	4,697
Financial results, net	(2,268)	(3,119)
Equity results and other results in associates and joint ventures	(305)	1,271
Dividends received and interest from associates and joint ventures	154	190
Impairment and disposals (impairment reversal) of non-current assets	(773)	426
Adjusted EBITDA from continuing operations	19,760	31,343
Adjusted EBITDA from discontinued operations (coal)	171	(189)
Adjusted EBITDA	19,931	31,154

We discuss below, for each segment, the changes in our net operating revenues, cost of goods sold and services rendered (excluding depreciation, depletion and amortization), expenses (excluding depreciation, depletion and amortization and excluding impairment charges) and Adjusted EBITDA. The expenses incurred in connection with remediation, indemnification and donations in respect of the collapse of the Brumadinho dam are not directly related to our operating activities and are therefore not allocated to any operating segment.

Iron Solutions

Net operating revenues from sales of Iron Solutions. Total of US$ 34,916 million in 2022, a 24.0% decrease from US$45,925 million in 2021, mainly reflecting (i) lower realized average prices from iron ore, reflecting the drop of the reference index of the iron ore price, the Platts IODEX 62% that was 24.6% lower with respect to 2021, with an impact on the Iron Solutions segment of US$9,768 million, and (ii) lower Iron solutions products volumes sold (US$837 million).

Cost of goods sold and services rendered from Iron Solutions. Excluding depreciation, depletion and amortization, increased by 8.1% in 2022, to US$14,946 million in 2022 from US$13,830 million in 2021. This increase primarily reflects higher costs with (i) oil and gas, mainly due to the increase in costs with bunker (impact of US$993 million), and (ii) materials and services impact of US$330 million.

Net expenses from Iron Solutions. Total of US$647 million in 2022, in line with the US$696 million recorded in 2021.

Adjusted EBITDA from Iron Solutions. Total of US$19,443 million in 2022, a decrease of US$12,037 million or 38.2%, compared to our Adjusted EBITDA of US$31,480 million in 2021. This decrease mainly reflects (i) reduction of the iron solution products average realized price and sales volume.

Energy Transition Metals

Net operating revenues from sales of Energy Transition Metals. Total of US$8,398 million in 2022, in line with the US$7,966 million recorded in 2021.

Cost of goods sold from Energy Transition Metals. Excluding depreciation, amortization and depletion, increased by 24.7% in 2022, to US$5,590 million in 2022 from US$4,484 million in 2021, mainly due to higher costs associated with (i) maintenance shutdown in Sossego (impact of US$151 million), (ii) goods and services (impact of US$459 million) and (iii) fuel (impact of US$307 million).

Net expenses from Energy Transition Metals. Total of US$315 million in 2022, in line with the US$289 million recorded in 2021.

8

Adjusted EBITDA from Energy Transition Metals. Total of US$2,493 million in 2022, a decrease of US$700 million or 21.9% compared to our Adjusted EBITDA of US$ 3,193 million in 2021. This decrease primarily reflects higher costs associated to (i) maintenance shutdown in Sossego, (ii) goods and services and (iii) fuel.

FINANCIAL RESULTS, NET

The following table details our financial results, net, for the years indicated.

	Year ended December 31,
	2022	2021
	(US$ million)
Financial income(1)	520	337
Financial expenses(2)	(1,179)	(1,249)
Derivatives financial instruments	1,154	(23)
Net foreign exchange gains (losses)	(398)	408
Reclassification of cumulative translation adjustments	1,608	4,326
Indexation losses, net	(577)	(276)
Financial guarantees	481	312
Participative shareholders' debentures	659	(716)
Financial results, net	2,268	3,119
(1)	Includes short-term investments and other financial income (see note 6 to our consolidated financial statements).
(2)	Includes loans and borrowings gross interest, capitalized loans and borrowing costs, expenses of REFIS, interest on lease liabilities and others financial expenses (see note 6 to our consolidated financial statements).

In 2022, our financial results, net, was an income of US$2,268 million compared to an income of US$3,119 million in 2021. The most relevant impacts were as follows:

Reclassification of cumulative translation adjustments. In 2022, we recognized gains of US$1,608 million compared with gains of US$4,326 million in 2021. The effect recorded in 2022 refers mainly to the reclassification of the cumulative translation adjustments arising from a capital reduction of Vale International SA (“VISA”), which resulted in a gain of US$1,543 million, compared with a gain of US$2,413 million recognized in 2021 (see note 16 to our consolidated financial statements).

Gains on derivatives. US$1,154 million in 2022, compared to a loss of US$23 million in 2021. This variation was mainly due to our currency and interest rate swaps. We recognized a net gain of US$1,130 million in 2022 compared to a net loss of US$159 million in 2021 due the Brazilian real appreciation by 4.3% against the U.S. dollar in 2022, compared to a 4.6% depreciation of the Brazilian real in 2021. These swaps are primarily used to convert debt denominated in Brazilian Reais into U.S. dollars to protect our cash flow from exchange rate volatility.

The non-cash effect of the fair value changes in participative shareholders' debentures. Represented a gain of US$659 million in 2022, compared to a loss of US$716 million in 2021. This variation was derived from the decrease on the weighted average trading price of the secondary market in 2022 compared to 2021.

EQUITY RESULTS AND OTHER RESULTS IN ASSOCIATES AND JOINT VENTURES

In 2022, the equity results and other results in associates and joint ventures totaled a gain of US$305 million compared to a loss of US$1,271 million in 2021, representing a positive impact of R$1,576 million, mainly caused by lower provisions related to Fundação Renova and Samarco.

Income taxes

In 2022, we recorded an income tax net expense of US$2,971 million, compared to US$4,697 million in 2021. Our effective tax rate differed from our statutory tax rate of 34%, principally due to tax incentives resulting from our iron ore, copper and nickel operations in the North and Northeast regions of Brazil (impact of US$1,247 million), resulting in an effective tax rate of 15.0%. Our effective tax rate also differed from our statutory tax due to the effect of the reclassification of cumulative adjustments to the income statement (with an impact of US$547 million). The reconciliation from statutory tax rate to our effective tax rate is presented in note 8 to our consolidated financial statements.

9

net income AND LOSSES from continuing operations

For the reasons discussed above, our net income from continuing operations in 2022 was US$16,810 million, compared to US$24,844 million in 2021.

Income from discontinued operations

In 2022, we had a gain from discontinued operations attributable to Vale’s shareholders of US$2,060 million compared to a loss of US$2,291 million in 2021. In 2021, as part of the sustainable mining strategic agenda, we announced our intention to divest from coal assets. In order to achieve this objective, we carried out a corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed us to reach an agreement with Vulcan in December 2021, for the sale of all of our coal assets.

For more information on our discontinued operations, see note 16 to our consolidated financial statements.

10

Liquidity and Capital Resources

Our principal funding requirements are for capital expenditures, dividends payments, share buybacks, debt service, tax payments, dam de-characterization and satisfaction of our obligations relating to the remediation and compensation of damages in connection with the Brumadinho dam collapse and any contribution we may be required to make to Fundação Renova, pursuant to the Framework Agreement. We expect to meet these requirements, in line with our historical practice, by using cash generated from operating activities and financing activities.

Our investment guidance for capital expenditures in 2023 is approximately US$6 billion and after 2023 our average estimated capital expenditures ranges between US$6 billion and US$6.5 billion per year. A principal amount of US$160 million of our debt matures in 2023. We expect to incur a total amount of US$3,486 million relating to the remediation and compensation in connection with the Brumadinho dam collapse, de-characterization of dams and contributions to Fundação Renova in 2023 and after 2023 our aggregate expected expenses with provision is US$7,074 million. We have an aggregate principal amount of US$1,910 million debt maturing between 2024 and 2026, and US$8,964 million maturing after 2026. We expect that our existing cash and cash equivalents and our operating cash flows will be sufficient to satisfy our obligations due in 2023 and thereafter. We are constantly evaluating opportunities for additional cash generation. Finally, we are committed to continue the reduction in our costs and expenses, maintain our debt leverage and discipline in capital allocation.

Sources of funds

Our principal sources of funds are our operating cash flow and financing activities. The amount of operating cash flow is strongly affected by global prices for our products. In 2022, net cash flow generated by operating activities amounted to US$11,485 million, compared to US$25,679 million in 2021. In 2022, our cash, cash equivalents and short-term investments totaled US$4,797 million compared to US$11,905 million in 2021.

In 2022, we borrowed US$1,275 million, compared to US$930 million in 2021, including US$775 million in pre-export financing agreements with commercial banks and US$500 million in loan agreements with development banks and agencies. In addition, we amended certain existing credit agreements in the total amount of US$1,550 million to replace Libor with SOFR and for a portion of those also to extend the maturity.

Uses of funds

In addition, in 2022, we used a total amount of cash of US$1,713 million (US$1,898 million in 2021) in matters related to the collapse of our dam in Brumadinho, of which US$904 million (US$1,056 million in 2021) in connection with obligations assumed under settlement agreements, US$189 million (US$192 million in 2021) in individual indemnification and other commitments and US$620 million (US$650 million in 2021) was in connection with communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. In 2022, we also used a total amount of cash of US$349 million in matters related to the de-characterization of dams, compared to US$392 million in 2021.

In 2022, we also used a total amount of cash of US$338 million in matters related to the collapse of Samarco’s dam, which has been entirely contributed to Fundação Renova to be used in the reparation programs in accordance with the Framework Agreement.

Capital expenditures

Our capital expenditures in 2022 amounted to US$5,446 million, including US$3,859 million dedicated to sustaining our existing operations and US$1,587 million for project execution (construction in progress).

Distributions and repurchases

Distributions. In 2022, we paid dividends and interest on shareholders’ equity in the total amount of US$6,615 million, of which US$3,254 million was based on the anticipation of the income for the year ended December 31, 2022.

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On February 16, 2023, the Board of Directors approved a dividend payment of US$1,569, which was paid on March 22, 2023.

Repurchases. In 2022, we repurchased 357,442,577 shares at an average price of US$16.89 per share, including 187,807,077 through wholly owned subsidiaries and 169,635,500 directly by Vale S.A. The total amount acquired was US$6,036 million, of which US$3,160 million were acquired through wholly owned subsidiaries and US$2,876 million by Vale S.A.

Tax payments

We paid US$4,274 million in income tax in 2022, excluding the payments in connection with REFIS tax settlement, compared to US$4,053 million in income tax in 2021. In 2022, we paid a total of US$363 million, in connection with the REFIS, compared to US$332 million in the same period in 2021.

Liability Management

In 2022, we repaid US$2,300 million (US$1,927 million in 2021) under our financing agreements, including US$1,291 million through a cash repurchase of certain debt securities consummated in June 2022 and other repayments in loans with commercial banks.

Debt

As of December 31, 2022, our total outstanding debt was US$11,181 million (including US$11,034 million of principal and US$147 million of accrued interest) compared with US$12,180 million as of December 31, 2021. As of December 31, 2022, we had loans and financing amounting to US$101 million secured by fixed assets, which were terminated on April 22, 2022. As of December 31, 2022, the weighted average of the remaining term of our debt was 8.7 years, the same as in 2021.

As of December 31, 2022, our short-term debt and the current portion of long-term debt was US$307 million compared to US$1,030 million in 2021, including accrued interest.

Our major categories of long-term indebtedness are described below. The principal amounts shown below, excluding accrued interest.

·	U.S. dollar-denominated loans and financings (US$4,212 million as of December 31, 2022 and US$3,136 million as of December 31, 2021). This category includes export financing lines, loans from export credit agencies, and loans from commercial banks and multilateral organizations;
·	U.S. dollar-denominated fixed rate notes (US$6,157 million as of December 31, 2022 and US$7,448 million as of December 31, 2021). We have issued in public offerings several series of fixed rate debt securities, directly by Vale and through our wholly owned finance subsidiary Vale Overseas Limited (debt securities guaranteed by Vale) totaling US$5,878 million, compared to US$6,631 million in 2021. Our subsidiary Vale Canada has outstanding fixed rate note in the amount of US$279 million as of December 31, 2022, compared to US$297 million as of December 21, 2021;
·	Other debt (US$505 million as of December 31, 2022 and US$566 million as of December 31, 2021). We have outstanding debt, principally owed to BNDES, Brazilian commercial banks and holders of infrastructure debentures, denominated in Brazilian reais and other currencies.

As of December 31, 2022, we have two revolving credit facilities with syndicates of international banks, which will mature in 2024 and 2026. The revolving credit lines, which are committed, allow more efficient cash management, consistent with our strategic focus on reducing cost of capital. We currently have US$5 billion available under these two revolving credit lines which can be drawn by Vale, Vale Canada and Vale International.

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Some of our long-term debt instruments contain financial covenants and most include cross acceleration provisions. 22.39% of the aggregate principal amount of our total debt require that we maintain, as of the end of each quarter, (i) a consolidated ratio of total debt to adjusted EBITDA for the past 12 months not exceeding 4.5 to one and (ii) a consolidated interest coverage ratio of at least 2.0 to one. These covenants appear in our financing agreements with BNDES, with other export and development agencies and with some other lenders. As of December 31, 2022, we were in compliance with our financial covenants.

As of December 31, 2022, the corporate financial guarantees we provided (within the limit of our direct or indirect interest) for certain associates and joint ventures totaled US$1,522 million, compared to US$1,513 million in 2021.

In a broader view, the sum of our net debt, with other commitments with respect to leases, currency swaps, and provisions for Brumadinho and Mariana reparations, increased in 2022 by US$5,092 million to US$14,140 million as of December 31, 2022, from US$9,048 million as of December 31, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Ivan Fadel
Name: Ivan Fadel Title: Head of Investor Relations

Date: April 12, 2023